EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-164231 on Form S-3 of our report dated May 21, 2009, relating to the financial statements and financial statement schedule of Stanley, Inc., and the effectiveness of Stanley Inc.’s internal control over financial reporting, (which reports (1) express an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph referring to the adoption of a new accounting standard for accounting for uncertain tax positions and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting) appearing in the Annual Report on Form 10-K of Stanley, Inc. for the year ended March 31, 2009, and to the reference to us under the heading "Experts" in the Prospectus, which is part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

McLean, VA

March 1, 2010